MEMORANDUM OF RESPONSES

RICK’S CABARET INTERNATIONAL, INC.

FILE NO. 001-13992

FORM 10-K for the Fiscal Year September 30, 2012

Filed December 14, 2012

1.	We confirm that we will comply with the Staff’s comments in future filings.

2.	We confirm that we will comply with the Staff’s comments in future filings.

3.	The non-GAAP provision for income taxes was calculated as the tax-effect at 35% effective tax rate of the pre-tax non-GAAP income before taxes. We propose to include disclosure explaining how we calculated the Non-GAAP provision in future filings.

4.	This disclosure of the interest rate risk from the debt instruments with variable interest rates was not made in Item 7A due to the remote chance that this would affect our financial statements. The applicable notes (total of $7.2 million at September 30, 2012) bear interest at 2% above prime with a floor of 7.5%. The prime rate has been 3.25% for several years. Thus, the floor rate for our debt is 2.25% in excess of the applicable “floating rate.” Even if the prime rate were to rise, the effect on our statement of income would then only be $72,000, before taxes, for each 1% rise above a prime rate of 5.5%. We propose to include this disclosure in future filings.

5.	We consider goodwill and our other indefinite lived intangibles as virtually the same type of asset. The accounting is identical in terms of non- amortization and impairment considerations. We have annually disclosed the amount of and changes in goodwill and our other indefinite lived intangibles in a footnote to the consolidated financial statements. We propose to provide such separate disclosure of our recorded goodwill in future balance sheets in accordance with ASC 350-20-45-1.

6.	We believe that the entity that operated the former Rick’s Cabaret in Austin, Texas is appropriately reflected as a discontinued operation in our income statements. The Rick’s Cabaret was closed for approximately 13 months before we sold 60% of the entity. The nightclub that was eventually opened in the space is managed by the 60% owner. We have no influence over the entity and have neither paid nor received any cash flows from the operation of the new nightclub since its inception. We now expect no future cash flows from the operation and have only a nominal investment recorded in the entity. The amounts recorded as discontinued operations for this entity are not the operations of the new nightclub. These amounts include only the previous operating nightclub. Following are the amounts reflected in the summary of results of discontinued operations:

	Year Ended September 30,
(in thousands)	2012	2011	2010
Loss from discontinued operations	$(48)	$(217)	$(414)
Loss on sale of discontinued operations	-	(272)	(617)
Income tax - discontinued operations	17	171	361
Total loss from discontinued operations, net of tax	$(31)	$(318)	$(670)

7.	The purchase of the Foster Clubs operations and the real estate for the Foster Clubs were considered to be one purchase transaction with multiple closings and were included in the same purchase agreement. Therefore, the debt discount was simply a credit portion of the purchase price of the entire operation and, appropriately, considered to be a reduction of the goodwill recorded in the transaction. Had the real estate closed on the same day as the closing of the club purchases, this would have been the proper accounting treatment. We propose to disclose this explanation in future filings to make it clearer to the reader.

Rick’s Cabaret International, Inc. acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal securities laws of the United States.

RICK'S CABARET INTERNATIONAL, INC.

Date: March 19, 2013	By:/s/ Eric S. Langan
Eric S. Langan
Chief Executive Officer and President

Date: March 19, 2013	By:/s/ Phillip K. Marshall
Phillip K. Marshall
Chief Financial Officer and Principal Accounting Officer

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